Exhibit 1.A.(5)(a)(ii)

WAIVER OF COST OF INSURANCE RIDER

This rider is part of the policy to which it is attached. It must be read with all policy provisions. This rider does not participate in our surplus earnings. This rider has no loan or cash surrender value. This rider takes effect on the policy date, or if added later, the monthly processing date on or next following our approval of your application for this benefit. Except as provided below, this benefit is subject to all the terms of your policy.

The Benefit

If all the conditions of this rider are met, we will waive the monthly deduction for the cost of insurance and the monthly expense charges for the policy and any riders. To qualify for waiver, all of the following conditions must be met:

  The insured becomes totally disabled while this rider was in force.
  Total disability must begin before the policy anniversary nearest the 65th birthday of the insured.
  The insured must be continuously and totally disabled for at least four months.
  If total disability begins during the grace period, a premium sufficient to cover the monthly deductions and the monthly expense charges due, if any, must be paid to us. The premium must be paid before the end of the grace period or the monthly deductions and monthly expense charges will not be waived.
  Notice and proof of claim must be submitted in accordance with the provisions of this rider.

Waiver will start on the first monthly processing date after the above 5 conditions are satisfied.

If total disability begins before the policy anniversary nearest age 60 of the insured, we will continue waiver until the insured is no longer totally disabled. If total disability begins after the policy anniversary nearest the 60th birthday of the insured, we will continue waiver until the insured is no longer totally disabled, but no longer than the policy anniversary nearest age 65 of the insured.

When waiver begins, we will credit to the account value monthly deductions and cost of insurance charges, if any, that have been made while the insured was totally disabled, including the four-month waiting period. If your policy lapses during the four-month waiting period, we will reinstate it without evidence of insurability if your claim is approved.

Until your claim is approved, you should keep the policy in force. If it lapses during the waiting period or approval process and your claim is not approved, any reinstatement application will only be approved if the insured submits satisfactory evidence of insurability. If your claim is approved, the policy will be reinstated without evidence and the monthly cost of insurance will be credited to the policy for the period of total disability. This credit will not exceed one year's cost of insurance.

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Exclusions

There will be no benefit under this rider if total disability results directly or indirectly from:

  injury occurring or disease first manifested before this rider was in force;
  injury incurred or disease contracted by the insured while committing a felony, as defined in the jurisdiction in which this policy is delivered;
  intentionally self-inflicted injury;
  insurrection, declared war, or undeclared war; or,
  any act or occurrence incidental to the above.

Definition

Insured means the person whose life is insured under the policy. Insured does not include any person insured by any other rider attached to the policy.

Definition of Total Disability

Total disability means a disability resulting from bodily injury or disease. During the first 5 years of disability, the total disability must substantially prevent the insured from performing the material duties of the occupation the insured had when the disability began. After 5 years from the date the disability began, the total disability must prevent the insured from performing the material duties of any occupation for which the insured is reasonably fitted by education, training or experience.

If the insured is primarily a student or homemaker at the time the disability begins, that activity will be treated as the insured's occupation. If the insured is primarily a student at the time disability begins, total disability means complete inability to attend school outside of the home. If the insured is primarily a homemaker at the time disability begins, totally disability means complete inability to perform household duties.

We will also consider the insured totally disabled as long as the insured has the irrecoverable, total and complete loss of:

  all sight in both eyes;
  use of both hands;
  use of both feet;
  use of one hand and one foot;
  speech; or,
  hearing in both ears.

The loss of sight, hearing, speech or loss of use of limb must occur or first manifest itself after the rider effective date and while this rider is in force.

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Cost of Insurance

The cost of this rider is determined monthly. The cost for this rider is deducted from the account value of the policy on each monthly processing date until the rider terminates except as provided in The Benefit provision.

The monthly cost of insurance rates for this rider are based on the insured's rate class and attained age nearest birthday on the last policy anniversary. If the insured is in a standard or preferred rate class, the monthly cost for this rider is calculated as follows: the monthly cost factor from the table at the end of this rider is multiplied by the sum of the amount of the current monthly deductions excluding the cost for this rider. If the insured is in a rate class other than standard or preferred, we will multiply these rates by the appropriate rating factor for that class. The rating factor is shown in the policy Schedule.

Incontestability

After this rider has been in force during the insured's life for two years from the effective date, we will not contest the statements in the application for the rider attached at issue.

After this rider has been in force during the insured's life for two years from the effective date of any reinstatement, we will not contest the statements in the application for such reinstatement.

Notice and Proof of Claim

We must receive written notice of claim and proof of total disability. This notice and proof of claim must be received at our home office, or other location as designated by us in writing:

  within one year from the date on which total disability begins;
  during the lifetime of the insured;
  during the period of total disability; and
  before the policy anniversary nearest the 65th birthday of the insured.

Failure to give us timely notice and proof of claim will not affect any claim if given as soon as is reasonably possible. In no event will we waive or credit to the account value any monthly deduction for the cost of insurance or monthly expense charges made more than one year prior to the date we received written notice and proof. We will have the right to designate one or more doctors to examine the insured.

Proof of Continuance of Total Disability

We may require proof of the continuance of total disability at regular intervals. We may require this proof even though we have accepted proof of the total disability. After the total disability has continued without interruption for two full years, we may require proof of an examination only once a year. The benefit under this rider will be discontinued:

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  if the required proof is not furnished;
  if the insured refused to submit to examination; or,
  if the insured is no longer totally disabled.

Notice of Recovery from Total Disability

You must give written notice to us if and when the insured recovers. This written notice must be given as soon as the insured recovers.

Termination

This rider will terminate upon the earliest of the following:

  the policy anniversary nearest the 65th birthday of the insured. However, if total disability begins before the policy anniversary nearest the 60th birthday of the insured, the benefit will continue as stated in The Benefit section;
  the expiration of the grace period of the policy;
  the termination or surrender of the policy;
  the receipt by us of a written request from you to cancel this rider on any monthly processing date; or
  when this policy is kept in force under the Guaranteed Minimum Death Benefit feature.

Any deduction for the cost of insurance after termination of this rider will not be considered a reinstatement of this rider nor a waiver by us of the termination. Any such deduction will be credited to the account value of the policy as of the date of the deduction.

SECURITY LIFE OF DENVER INSURANCE COMPANY

SECRETARY

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TABLE OF FACTORS APPLIED TO THE SUM OF THE MONTHLY DEDUCTIONS
AND THE MONTHLY EXPENSE CHARGES FOR DETERMINING
COST OF INSURANCE FOR THIS RIDER

These factors are for standard and preferred rate classes.

Insured's Attained Age	Monthly Cost of Insurance Factor	Insured's Attained Age	Monthly Cost of Insurance Factor	Insured's Attained Age	Monthly Cost of Insurance Factor

10.0620		30.0677		50.0984
11.0620		31.0682		51.1065
12.0620		32.0687		52.1165
13.0621		33.0693		53.1280
14.0622		34.0699		54.1401
15.0623		35.0704		55.1523
16.0624		36.0709		56.1643
17.0626		37.0715		57.1752
18.0629		38.0722		58.1856
19.0632		39.0731		59.1948

20.0635		40.0743		60.1142
21.0639		41.0759		61.1092
22.0643		42.0779		62.0974
23.0648		43.0801		63.0772
24.0652		44.0823		64.0382
25.0656		45.0843
26.0661		46.0858
27.0665		47.0872
28.0669		48.0893
29.0673		49.0927

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